UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: April 16, 2008	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

April 16, 2008

FOR IMMEDIATE RELEASE

VIMPELCOM’S SUBSIDIARY TO MANAGE SKY MOBILE’S OPERATIONS IN KYRGYZSTAN

Moscow and New York (April 16, 2008) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of telecommunications services in Russia and the Commonwealth of Independent States (“CIS”), announced that the Company’s Kazakhstan subsidiary, TOO KaR-Tel (“KaR-Tel”), signed a management agreement to assist in operation and management of the network of LLC Sky Mobile (“Sky Mobile”), a leading GSM operator in Kyrgyzstan.

Pursuant to this agreement, KaR-Tel will assist in operation and management of Sky Mobile’s mobile network and will assist Sky Mobile, on an exclusive basis, with provision of products and services on the territory of Kyrgyzstan.

Sky Mobile is 100% indirectly owned by Crowell Investments Limited (“Crowell”). Crowell also owns 50% less one share of KaR-Tel’s parent company, Limnotex Development Limited (“Limnotex”). VimpelCom indirectly owns the remaining 50% plus one share of Limnotex.

In February 2008, VimpelCom advanced to Crowell a loan in the principal amount of US$350 million for a term of 18 months at an interest rate of 10% per annum. To secure its borrowing, Crowell granted VimpelCom a security interest over 25% of the shares of Limnotex. In connection with the loan, Crowell also granted VimpelCom two call options over the entire issued share capital of Sky Mobile’s parent company.

The VimpelCom Group is a telecommunications operator, providing voice and data services, covered through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, in territories with a total population of about 250 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the anticipated benefits of the management agreement and the ability to exercise the two call options. These statements involve risks and uncertainties. For example, since November 2006, the Chief Executive Officer and directors of our Company have received several letters from Mobile TeleSystems OJSC (“MTS”) and its representatives asserting that Sky Mobile’s business and its assets were misappropriated from Bitel, an MTS affiliate, and demanding that we not purchase Sky Mobile, directly or indirectly, or participate or assist in the sale of Sky Mobile to any other entities. These letters have suggested that MTS will take legal action against our company in order to protect MTS’s interest in Bitel and Bitel’s assets, including Bitel’s alleged interests in certain of Sky Mobile’s assets. Our Company believes that its transactions with Crowell and Sky Mobile are valid and will defend vigorously any action or proceeding asserting any wrongdoing or liability in connection therewith. However, there can be no assurance that MTS or any other party will not bring action against our Company or KaR-Tel in connection with Sky Mobile or, if so brought, whether we will prevail in any such lawsuit. The adverse resolution of any matter that may arise in connection with Sky Mobile could have a material adverse effect on our business and financial results. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexander Boreyko	Michael Polyviou
VimpelCom	FD
Tel: 7 (495) 910-5977	Tel: 1 (212) 850-5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com